Exhibit 12.1

Northwest Airlines Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended June 30				Six months ended June 30
	2005		2004		2005	2004
Earnings:

Income (loss) before income taxes and cumulative effect of accounting change	$(226)		$(175)		$(681)	$(398)
Less: Income (loss) from less than 50% owned investees	1		1		4	2
Add:
Rent expense representative of interest (1)	75		63		137	125
Interest expense net of capitalized interest	151		118		295	242
Interest of preferred security holder	—		—		—	—
Amortization of debt discount and expense	8		7		15	15
Amortization of interest capitalized	2		2		4	4

Adjusted earnings	$9		$14		$(234)	$(14)

Fixed charges:

Rent expense representative of interest (1)	$75		$63		$137	$125
Interest expense net of capitalized interest	151		118		295	242
Interest of preferred security holder	—		—		—	—
Amortization of debt discount and expense	8		7		15	15
Capitalized interest	2		2		4	4

Fixed charges	$236		$190		$451	$386

Ratio of earnings to fixed charges	—	(2)	—	(3)	— (2)	— (3)

(1)                       Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)                       Earnings were inadequate to cover fixed charges by $227 million and $685 million for the three and six months ended June 30, 2005, respectively.

(3)                       Earnings were inadequate to cover fixed charges by $176 million and $400 million for the three and six months ended June 30, 2004, respectively.